Exhibit 99(1)

FROM:	Kerzner International Limited
Paradise Island, The Bahamas

	Investor Contact: Omar Palacios	Media Contact: Lauren Snyder
	Tel: +1.242.363.6018	Tel: +1.242.363.6018
	Email: Omar.Palacios@kerzner.com	Email: Lauren.Snyder@kerzner.com

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES THIRD QUARTER RESULTS

•	2005 THIRD QUARTER DILUTED NET LOSS PER SHARE OF $0.14 COMPARED TO DILUTED NET LOSS PER SHARE OF $0.33 ACHIEVED LAST YEAR

•	2005 THIRD QUARTER ADJUSTED EPS OF $0.28 COMPARED TO $0.11 ACHIEVED LAST YEAR

•	PARADISE ISLAND ACHIEVES RECORD THIRD QUARTER RESULTS

•	KERZNER REFINANCES SENIOR SUBORDINATED NOTES AND INCREASES REVOLVING CREDIT FACILITY

•	ATLANTIS, THE PALM DEVELOPMENT NEARS COMMENCEMENT; DEVELOPMENT BUDGET FOR PHASE I INCREASED TO APPROXIMATELY $1.4 BILLION

PARADISE ISLAND, The Bahamas, November 7, 2005 - Kerzner International Limited (NYSE: KZL) (the “Company”), through its subsidiaries a leading international developer and operator of destination resorts, casinos and luxury hotels, today reported results for the third quarter of 2005. The Company reported a net loss in the quarter of $4.9 million compared to a net loss of $11.2 million in the same period last year, resulting in diluted net loss per share of $0.14 compared to diluted net loss per share of $0.33 in the same period last year.

Adjusted net income in the quarter was $10.6 million compared to $3.7 million in the same period last year. Adjusted net income per share in the quarter was $0.28 compared to $0.11 in the same period last year. Butch Kerzner, Chief Executive Officer of the Company, commented, “I am pleased to report record third quarter levels of adjusted EPS. This achievement is largely attributable to our Paradise Island properties and the improved performance of One&Only Palmilla. Collectively, the Paradise Island properties achieved record third quarter EBITDA of $33.4 million. One&Only Resorts also performed strongly, as RevPAR increased by 20%.”

“We have also strengthened our balance sheet by refinancing our $400 million of senior subordinated debt and increased the borrowing capacity on our revolving credit facility to $650 million. When combined with our businesses’ free cash flow generation capabilities, we believe our capital resources are well positioned to undertake future growth initiatives, including the Phase III expansion project in The Bahamas; Atlantis, The Palm, Dubai; our planned investment in Morocco and other projects that may arise.”

Destination Resorts

Atlantis, Paradise Island

Atlantis, Paradise Island reported net revenue and EBITDA in the quarter of $129.0 million and $37.3 million, respectively, as compared to $106.5 million and $23.4 million, respectively, in the same period last year. The EBITDA margin in the quarter was 29% as compared to 22% in the same period last year. Results in the quarter were meaningfully higher than in the same period last year, as 2004 was negatively affected by Hurricane Frances and the effects of subsequent hurricanes that hit the State of Florida, one of our principal source markets. For comparative purposes, in the third quarter of 2003, net revenue, EBITDA and EBITDA margin were $114.8 million, $29.9 million and 26%, respectively.

Atlantis’s revenue per available room (“RevPAR”) for the quarter was $198 as compared to $173 during the same period last year. In the quarter, Atlantis achieved an average occupancy of 81% and a $245 average daily room rate (“ADR”). Results in the quarter benefited from strong leisure demand.

At the Atlantis Casino, slot win for the third quarter increased by 24% and 15% over the same period in 2004 and 2003, respectively. The third quarter of 2003 provides a better comparable period, as 2004 was negatively affected by the aforementioned hurricanes. The resort benefited from improved levels of play owing to the positive reception of the new slot games and the ticket-in-ticket-out system, both of which were introduced last year. In the quarter, table win increased by 15% and decreased by 16% over the same period in 2004 and 2003, respectively.

Howard Karawan, President and Managing Director of the Company’s Destination Resorts segment, commented, “Third quarter results rebounded sharply from the hurricane-affected results of the third quarter of 2004. As compared to 2003, the most recent period in which results were not impacted by hurricane activity, all of our key operating measures for the Paradise Island businesses saw improvement. In the quarter, Atlantis, Paradise Island’s revenue and RevPAR each increased by 12% as compared to 2003. In the quarter, EBITDA margin for Atlantis, Paradise Island increased from 26% in 2003 to 29% in 2005.”

In July, the Company completed the Marina Village at Atlantis (“Marina Village”), an approximately 75,000 square foot restaurant, retail and entertainment zone surrounding the Marina at Atlantis (“Atlantis Marina”), which includes five new restaurants and additional retail space. All of the restaurants except one are open, and the remaining location is expected to open in mid-November. In the quarter, food and beverage revenue increased by 22% as compared to the same period last year, driven by a rebound in business levels from the previous year and a favorable response to the Marina Village.

The second phase of Harborside at Atlantis, a timeshare joint venture between the Company and a subsidiary of Starwood Hotels & Resorts Worldwide, Inc., which consists of 116 two- and three-bedroom units, was completed in August. Sales trends for this second phase have remained strong and it is now 32% sold. With this phase, the total number of units at Harborside increased to 244.

Construction of the 88-unit Ocean Club Residences & Marina project is proceeding well, with completion expected in early 2007. The cost of this development, which is being financed primarily from pre-sales of units, is expected to be approximately $130 million.

The Residences at Atlantis, an approximately 500-unit condo-hotel project, has already achieved approximately 120 unit sale reservations, representing roughly 24% of the units available for sale. The Company is joint venturing with Turnberry Associates, who will provide sales and marketing expertise, on this project and expects construction costs, which exclude land costs, to be approximately $225 million. Construction is expected to commence once the joint venture has received a sufficient level of reservations and financing for the development has been secured by the joint venture.

In the quarter, the Company acquired the Hurricane Hole Marina, which is in close proximity to the Marina Village and includes frontage on Nassau Harbour, and some additional buildings and facilities for approximately $28 million. The Company intends to utilize the Hurricane Hole Marina to accommodate excess demand at the Atlantis Marina and anticipates significantly upgrading this marina and bringing it into Atlantis’s product offering. This acquisition includes additional real estate, which the Company plans to use for new development.

In early November, the Company agreed to acquire an additional seven and a half acres of beachfront property at the eastern edge of Cabbage Beach, adjoining Ocean Club Estates, for approximately $15 million. This is one of the few remaining undeveloped beachfront parcels left on Paradise Island. The Company intends to contribute this land into the Ocean Club Residences & Marina joint venture and develop the site through the joint venture.

Construction of the $730 million Phase III development at Paradise Island is proceeding. This expansion project, which includes a 600-room all-suite hotel and expanded water attractions, is expected to open in the second quarter of 2007.

Atlantis, The Palm, Dubai

The Company and its partner, Istithmar PJSC (“Istithmar”), have formed a joint venture to develop Atlantis, The Palm, Dubai (“Atlantis, The Palm”), the Company’s second Atlantis-branded resort, which will be situated at the center of the crescent of The Palm, Jumeirah on a 125-acre site. Having carefully evaluated various aspects of the project, including cost, real estate usage and operating efficiencies, the joint venture has revised the scope of Atlantis, The Palm. In lieu of developing an 800-room four-star property adjacent to the five-star Royal Towers, the joint venture has decided to increase the number of rooms at the five-star Royal Towers from 1,200 to approximately 1,500. This reconfiguration of the project program will better enable the resort to meet the growing demand for five-star accommodation in Dubai and sets aside further developable land for future expansion. The joint venture has decided to postpone development of a previously-announced condominium project.

In addition, Nakheel LLC (“Nakheel”), the developer of The Palm, Jumeirah, has agreed to provide the joint venture with a right to reclaim and develop an additional 125 acres of land off the crescent of The Palm, Jumeirah, so as to expand the overall Atlantis, The Palm site and permit additional phases of development. The joint venture has also agreed with Nakheel to acquire all of the land on which Atlantis, The Palm is situated, including the two parcels that are intended for the condominium project, for a $125 million payment-in-kind note.

Butch Kerzner commented, “We are pleased to have reached an agreement with Istithmar that better positions Atlantis, The Palm for future development that will enable the resort to leverage the significant attractions that comprise Phase I. In addition to the 1,500-room Royal Towers, Phase I of Atlantis, The Palm will include a 60-acre water park, which is expected to be over twice the size of the enhanced water park being developed in the Phase III expansion in The Bahamas. Visitation trends in Dubai are very strong, with occupancy at Dubai’s beach resorts at 88% for the first three quarters of this year. This agreement enables the joint venture to control substantial real estate and will provide it with the ability to add additional elements and room product to Atlantis, The Palm.”

The budget for this development (exclusive of land cost) has been increased from $1.2 billion to approximately $1.375 billion. Under the revised capital structure, the Company has agreed to increase its equity investment from $125 million to $200 million. Istithmar is also contributing $200 million in equity. The Company’s interest in this project is 50%.

The joint venture is in the process of working with its senior lending syndicate to reconfirm their commitment to the existing $700 million, twelve-year term loan facility. An additional amount of approximately $275 million of subordinated debt is expected to be raised from members of the senior lending syndicate and institutional investors. Istithmar has committed to provide $75 million of the subordinated debt.

The Company has a long-term management agreement with the joint venture that entitles the Company to receive a base management fee based on the gross revenues generated by Atlantis, The Palm and an incentive management fee based on operating income, as defined. The base management fee is likely to be subordinated to both the senior and subordinated debt facilities. The Company also has a development agreement with the joint venture that entitles the Company to receive $20 million and reimbursement of certain expenses over the development period.

Construction of Atlantis, The Palm is expected to commence by the end of the year, with completion scheduled for late 2008. Commencement of this project is subject to the receipt of all requisite governmental consents and construction of supporting infrastructure by Nakheel.

Morocco

Earlier in the year, the Company entered into a joint venture agreement with Société Maroc Emirates Arabs Unis de Développement and Caisse de Dépôt et de Gestion, and into related development and long-term management agreements for the development and operation of a destination resort casino in Morocco. Based on the current preliminary designs for the project, the budget is anticipated to be approximately $300 million, although a more definitive amount will not be available until further detailed design work has been completed.

The parties anticipate working together over the next several months to arrange debt and equity financing to fund the project. As a result of the previously announced budget increase (from $230 million to $300 million), the need to arrange additional debt and equity financing and the additional design work required for the project, the Company expects that there will be material amendments of the project agreements, and the Company does not intend to proceed with the development of this project until such amendments are obtained. Construction is now anticipated to commence in the first half of 2006, with an expected completion date during the second half of 2008.

No assurances can be given at this time that the additional debt or equity financing will be obtained or that the likely material amendments to project documents will be agreed, both of which will be necessary in order for this project to move forward to construction.

Gaming

Connecticut

In the quarter, Mohegan Sun reported third quarter slot revenue of $231.4 million, up 4% over the same period last year. Slot win per unit per day was $405 for the quarter, a 5% increase over the same period last year. For the quarter, Mohegan Sun’s share of the Connecticut slots market was 51%.

Under a relinquishment agreement between Trading Cove Associates (“TCA”) and the Mohegan Tribe, TCA, an entity 50%-owned by the Company, receives payments from the Mohegan Tribal Gaming Authority of 5% of the gross operating revenues of Mohegan Sun. The Company recorded relinquishment and other fees from TCA of $10.2 million in the quarter as compared to $9.8 million in the same period last year.

BLB Investors, L.L.C.

The Company owns a 37.5% interest in BLB Investors, L.L.C. (“BLB”), a joint venture with Starwood Capital Group Global, L.L.C. and Waterford Group, L.L.C., and accounts for its investment in BLB under the equity method of accounting. On July 18, 2005, BLB completed a $464 million acquisition of the U.S. operations of Wembley plc (“Wembley”), which include the Lincoln Park racino in Rhode Island and three greyhound tracks and one horse racing track in Colorado. BLB’s revenue and net income are driven primarily by Lincoln Park.

In the quarter, Lincoln Park reported net video lottery terminal (VLT) win of $83.6 million, up 5% over the same period last year. Lincoln Park achieved net terminal win per unit per day in the quarter of $303. In the quarter, Lincoln Park recorded VLT revenue of $24.2 million, which represents Lincoln Park's approximate 28.9% share of net VLT win.

BLB operates Lincoln Park under a master video lottery contract with the state of Rhode Island that was authorized by legislation passed by the Rhode Island General Assembly. This contract allows BLB to increase the number of VLTs at Lincoln Park to 4,752. As of September 30, 2005, Lincoln Park had 3,002 VLTs in operation; however, BLB completed Phase I-A of its planned redevelopment of Lincoln Park on November 4, 2005, which increased the number of VLTs at the facility to 3,602.

BLB had previously announced that the anticipated redevelopment of Lincoln Park would have a total cost of approximately $125 million. Based on the most recent available information, BLB now believes the total cost will be in excess of this amount. BLB is planning to commence the remaining phases of the redevelopment of Lincoln Park as promptly as possible, following receipt of all local governmental approvals to which the redevelopment is subject.

In the quarter, the Company reported $1.6 million of equity earnings associated with its investment in BLB, which includes the Company's share of BLB's gain of $0.9 million associated with Wembley’s repurchase of BLB’s ownership in Wembley, effective on the date of acquisition. The gain is not included in the Company's adjusted earnings per share.

One&Only Resorts

The Company’s luxury resort segment, One&Only Resorts, reported net revenue of $30.1 million and EBITDA of $0.3 million in the quarter compared to net revenue of $19.9 million and an EBITDA loss of $2.9 million in the same period last year. On a combined basis for the branded resorts, One&Only Resorts produced RevPAR of $239 in the quarter, a 20% increase over the same period last year. On the same basis, One&Only Resorts achieved third quarter average occupancy and ADR of 74% and $324, respectively. The primary contributor to the increase in EBITDA during the quarter was the strong performance of One&Only Palmilla. The third quarter is traditionally One&Only Resorts’ weakest period of the year. Results in the quarter exclude One&Only Kanuhura, which was closed in June and reopened in mid-October.

One&Only Ocean Club achieved record third quarter RevPAR of $525, representing a 16% increase over the same period last year. In the quarter, the resort achieved average occupancy and record third quarter ADR of 75% and $697, respectively, compared to average occupancy and ADR of 71% and $636, respectively, in the same period last year. EBITDA at the property was $1.0 million during the quarter as compared to $0.7 million in the same period last year.

One&Only Palmilla had a strong third quarter, with RevPAR of $372, which was an 84% increase over the same period last year. The resort achieved third quarter average occupancy and ADR of 85% and $437, respectively, compared to average occupancy and ADR of 52% and $388, respectively, in the same period last year. EBITDA during the quarter was $1.0 million compared to an EBITDA loss of $2.5 million in the same period last year. Although the third quarter is traditionally a low occupancy period for this market, demand for the resort was strong, and the business outperformed the Company’s expectations.

Recently, and for the second year in a row, One&Only Ocean Club and One&Only Palmilla were named the number one resorts in the Atlantic and Latin American regions, respectively, in Condé Nast Traveler magazine’s Readers’ Choice Awards. JT Kuhlman, the Company’s President and Managing Director of the One&Only Resorts segment, commented, “We were thrilled to receive these prestigious awards in 2004. To receive them again in 2005 is an honor, especially since the recipients are selected by the readers of Condé Nast Traveler. One&Only Ocean Club and One&Only Palmilla winning top honors two years in a row is a true mark of distinction for the One&Only brand and a testament to the talent of our dedicated teams.”

One&Only Maldives at Reethi Rah, the Company’s newest One&Only-managed property, opened on May 1, 2005. Although the Company does not have any equity ownership interest in Reethi Rah Resort Pvt Ltd (“Reethi Rah”), the entity that owns and operates One&Only Maldives at Reethi Rah, the Company has determined that Reethi Rah is a variable interest entity that is subject to consolidation in accordance with the provisions of FASB Interpretation No. 46(R) ("FIN 46R"), "Consolidation of Variable Interest Entities." The Company has agreements with Reethi Rah that provide for construction financing and operating loans, as well as management and development agreements. As of May 1, 2005, when the resort commenced operations, the Company became the primary beneficiary of Reethi Rah under FIN 46R, resulting in the consolidation of Reethi Rah’s financial statements into the consolidated financial statements of the Company.

In the quarter, the Company recorded a net loss related to Reethi Rah of $2.2 million. This loss is after the exhaustion of the remaining $1.8 million owners' equity capital balance, which is included in minority and noncontrolling interests in the accompanying condensed consolidated statements of operations. In the near term, the Company anticipates Reethi Rah will continue to incur net losses. In the absence of any increase to the owners’ equity capital in future periods, such losses will be reflected in the Company's results of operations. If Reethi Rah realizes net income in the future, the Company will be credited to the extent losses were previously absorbed by the Company on behalf of Reethi Rah.

In the quarter, the Company completed its analysis of the fair value of the assets and liabilities of Reethi Rah and accordingly completed its impairment calculation of the Company’s notes receivable from Reethi Rah, which resulted in the Company recording an additional $3.1 million impairment. This $3.1 million impairment has been excluded from the Company’s adjusted earnings per share.

The Company reopened One&Only Kanuhura on October 15, 2005, which had previously been closed for an extensive, four-month renovation that included the redevelopment of the resort’s 18 water villas and two grand water villas and enhancements to its existing beach villas, bars, restaurants, public areas and spa.

Liquidity

The Company has recently executed the following financing initiatives:

•
Completed an offering in the quarter of $400 million of 6 3/4% Senior Subordinated Notes due 2015 (the “6 3/4% Notes”). In conjunction with this offering, the Company tendered for all of its $400 million of 8 7/8% Senior Subordinated Notes due 2011 (the “8 7/8% Notes”). As of September 30, 2005, $3.1 million of the 8 7/8% Notes remained outstanding. An additional $1.5 million of the 8 7/8% Notes were tendered for in the fourth quarter, bringing the remaining balance of 8 7/8% Notes on the Company’s balance sheet to $1.6 million. The Company has recorded a loss on early extinguishment of debt of $27.8 million, or $0.74 per share, which has been excluded from adjusted earnings per share.

•
Terminated $150 million of fixed-to-variable rate swap agreements, which results in an increase in fixed rate debt, in advance of planned variable rate borrowings for growth initiatives under the Company’s Revolving Credit Facility. The termination of these swap agreements resulted in the realization of $4.8 million, which reduced the loss on early extinguishment of the 8 7/8% Notes.

•
Amended and restated the Company’s Revolving Credit Facility on October 31, 2005, increasing the availability under the facility from $500 million to $650 million and amending certain pricing and financial covenants.

•
Announced that its Board of Directors had approved a share repurchase program authorizing the repurchase of up to two million of the Company’s ordinary shares. The Company subsequently commenced this program and repurchased 612,500 shares in the quarter for $35.7 million.

At September 30, 2005, the Company held $244.3 million in cash and cash equivalents, short-term investments and restricted cash. This amount consisted of $113.0 million in cash and cash equivalents, $59.8 million in short-term investments and $71.5 million in restricted cash. Restricted cash includes $68.0 million of escrowed funds for the Company’s investment in the joint venture developing Atlantis, The Palm, which is expected to increase an additional $75 million upon completion of the subordinated debt financing discussed above to reflect the Company’s increased equity commitment to the project.

Total interest-bearing debt at the end of the quarter was $801.9 million, comprised primarily of the Company’s newly-issued $400 million of 6 3/4% Notes, $230 million of 2.375% Convertible Senior Subordinated Notes due 2024, as well as $110 million of financing related to the One&Only Palmilla and approximately $58.3 million of non-affiliated debt associated with Reethi Rah. The non-affiliated debt associated with One&Only Palmilla and Reethi Rah is consolidated under FIN 46R.

At the end of the quarter, the Company’s Revolving Credit Facility was undrawn. In determining the credit statistics used to measure compliance with the Company’s financial covenants under this facility, the incremental debt and interest expense associated with the consolidation of Reethi Rah and the 50%-owned One&Only Palmilla are excluded.

In the quarter, the Company incurred $70.6 million in capital expenditures, related primarily to Paradise Island. Total capital expenditures included capitalized interest of $2.2 million. In the fourth quarter of 2005, the Company expects to spend between $90 million and $100 million on Paradise Island capital expenditures.

In the quarter, the Company invested $13.2 million in Atlantis, The Palm. The Company expects to invest between $30 million and $35 million in the project in the fourth quarter of 2005. This investment will be sourced from escrowed funds, which are classified as restricted cash on the Company’s balance sheet.

As of September 30, 2005, shareholders’ equity was $1,147.7 million and the Company had approximately 36.4 million Ordinary Shares outstanding.

Other Matters

In the quarter, the Company recorded a net income tax benefit of $15.8 million, which represents a U.S. federal tax benefit and state and foreign income tax expenses. Included therein is a benefit of $15.7 million related to the refinancing of its 8 7/8% Notes, which is not included in the Company’s adjusted earnings per share. In the quarter, the Company paid cash taxes of approximately $0.4 million.

Conference Call Announcement

The Company will hold a conference call at 10:00 a.m. EST today to discuss these third quarter results. This call can be accessed at the Company’s web site at www.kerzner.com. The call will also be available on a first-come, first-serve basis by dialing 877.371.3550 (US/Canada) or 706.679.0864 (international).

Replay of the conference call will be available beginning today at 1:00 p.m. EST, ending at midnight on November 14, 2005. The replay numbers are 800.642.1687 (US/Canada) and 706.645.9291 (international) using the following PIN Number: 2081462.

About The Company

Kerzner International Limited (NYSE: KZL), through its subsidiaries, is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company’s flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas - a unique property featuring three interconnected hotel towers built around a seven-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat. The resort is also home to the largest casino in the Caribbean. The Company recently commenced development of a major expansion that includes a 600-room all-suite luxury hotel and a significant enhancement of Atlantis’s water-based attractions. Certain parts of this expansion have already opened, including the Marina Village at Atlantis, with the remaining elements expected to open in the second quarter of 2007. The Company is extending its Atlantis brand globally with the development of Atlantis, The Palm, Dubai, an approximately 1,500-room, water-themed resort expected to open in 2008, currently being constructed on The Palm, Jumeirah, a multi-billion dollar leisure and residential development in Dubai. In its gaming segment, the Company developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. The Company is also a 37.5% owner of BLB Investors, L.L.C., which owns Lincoln Park in Rhode Island and pari-mutuel racing facilities in Colorado. In the U.K., the Company is currently developing a casino in Northampton and received a Certificate of Consent from the U.K. Gaming Board in 2004. In its luxury resort hotel business, the Company manages ten resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. An additional One&Only property is currently in the planning stages in South Africa. For more information concerning the Company and its operating subsidiaries, visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company’s public filings with the U.S. Securities and Exchange Commission.

Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018. Media inquiries should be directed to Lauren Snyder at +1.242.363.6018.

Condensed Consolidated Statements of Operations, Reconciliation of Adjusted Net Income to GAAP Net Income (Loss), Reconciliation of EBITDA to U.S. GAAP Net Income, Summary Segment Data - Net Revenue, Summary Segment Data - EBITDA, Paradise Island Summary Segment Data Reconciliation and Hotel Operating Performance Data are attached.

Kerzner International Limited
Condensed Consolidated Statements of Operations
(In thousands of U.S. dollars, except per share data)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)
Revenues:
Casino and resort revenues	$147,954	$116,801	$506,740	$443,949
Less: promotional allowances	(5,043)	(4,406)	(18,205)	(17,285)
Net casino and resort revenues	142,911	112,395	488,535	426,664
Tour operations	13,891	11,068	40,151	35,140
Management, development and other fees	2,605	3,717	12,061	12,790
Other	1,197	921	3,877	2,940
	160,604	128,101	544,624	477,534
Costs and expenses:
Casino and resort expenses	85,747	68,545	256,881	226,080
Tour operations	11,365	9,663	33,534	29,565
Selling, general and administrative	33,208	29,532	97,907	91,486
Corporate expenses	10,562	7,536	31,409	26,751
Depreciation and amortization	19,069	14,811	52,245	44,398
Hurricane related expenses	-	3,426	-	3,426
Pre-opening expenses	2,886	-	4,634	3,258
UK gaming write-off	-	-	10,529	-
Loss on damaged assets	-	1,194	-	1,194
Impairment (gain on sale) of Atlantic City land	(1,301)	7,303	(1,301)	7,303
Impairment of notes receivable	3,096	-	28,139	-
	164,632	142,010	513,977	433,461

Income (loss) from operations	(4,028)	(13,909)	30,647	44,073

Relinquishment fees - equity in earnings of TCA	9,921	9,066	28,287	26,833

Other income (expense):
Interest income	2,441	1,442	7,230	2,832
Interest expense, net of capitalization	(11,423)	(9,504)	(32,582)	(26,597)
Equity in earnings (losses) of associated companies	5,922	(481)	15,207	6,685
Loss on early extinguishment of debt	(27,783)	-	(27,783)	-
Other, net	(2)	208	10	635
Other expense, net	(30,845)	(8,335)	(37,918)	(16,445)

Income (loss) before provision for income taxes and
minority and noncontrolling interests	(24,952)	(13,178)	21,016	54,461
Benefit (provision) for income taxes	15,819	(992)	15,929	(1,473)
Minority and noncontrolling interests	4,188	2,972	6,561	6,774

Net income (loss)	$(4,945)	$(11,198)	$43,506	$59,762

Basic earnings (loss) per share	$(0.14)	$(0.33)	$1.23	$1.89

Weighted average number of shares outstanding - basic	35,649	33,591	35,445	31,621

Diluted earnings (loss) per share	$(0.14)	$(0.33)	$1.17	$1.81

Weighted average number of shares outstanding - diluted	35,649	33,591	37,193	32,942

Kerzner International Limited
Reconciliation of Adjusted Net Income to U.S. GAAP Net Income (Loss)
(In thousands of U.S. dollars except per share data)
(Unaudited)

	For the Three Months				For the Nine Months
	Ended September 30,				Ended September 30,
	2005		2004		2005		2004
	$	EPS	$	EPS	$	EPS	$	EPS

Adjusted net income (1)	$10,575	$0.28	$3,666	$0.11	$96,740	$2.60	$73,867	$2.24
Hurricane related expenses (2)	-	-	(3,426)	(0.10)	-	-	(3,426)	(0.10)
Pre-opening expenses (3)	(2,895)	(0.08)	-	-	(4,795)	(0.13)	(1,827)	(0.06)
UK gaming write-off (4)	-	-	-	-	(10,529)	(0.28)	-	-
Loss on damaged assets (2)	-	-	(1,194)	(0.03)	-	-	(1,194)	(0.04)
Gain on sale (impairment) of
Atlantic City land (5)	1,301	0.03	(7,303)	(0.21)	1,301	0.04	(7,303)	(0.22)
Impairment of notes receivable (6)	(3,096)	(0.08)	-	-	(28,139)	(0.75)	-	-
BLB transaction (costs) gain (7)	888	0.02	(2,941)	(0.09)	888	0.02	(4,399)	(0.13)
Share of income from
remediation at Harborside (8)	-	-	-	-	-	-	4,044	0.12
Real estate income (9)	372	0.01	-	-	130	-	-	-
Loss on early extinguishment
of debt (10)	(27,783)	(0.74)	-	-	(27,783)	(0.75)	-	-
Tax benefit related to debt
refinancing (11)	15,693	0.42	-	-	15,693	0.42	-	-
Effect of dilutive shares	-	-	-	(0.01)	-	-	-	-
Net income (loss)	$(4,945)	$(0.14)	$(11,198)	$(0.33)	$43,506	$1.17	$59,762	$1.81

(1)
Adjusted net income is defined as net income before hurricane related expenses, pre-opening expenses, UK gaming write-off, loss on damaged assets, gain on sale (impairment) of Atlantic City land, impairment of notes receivable, BLB transaction (costs) gain, share of income from remediation at Harborside, real estate income, loss on early extinguishment of debt and tax benefit related to debt refinancing.

Adjusted net income is presented to assist investors in analyzing the performance of the Company. Management considers adjusted net income to be useful for (i) valuing companies; (ii) assessing current results; and (iii) basing expectations of future results. This information should not be considered as an alternative to income from continuing operations computed in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), nor should it be considered as an indicator of the overall financial performance of the Company. Adjusted net income is limited by the fact that companies may not necessarily compute it in the same manner, thereby making this measure less useful than net income calculated in accordance with U.S. GAAP.

(2)
Hurricane related expenses primarily consist of clean up and repair costs and complimentary goods and services to guests associated with Hurricane Frances at the Company’s Paradise Island properties. Loss on damaged assets represents the write-off of assets damaged during Hurricane Frances.

(3)
Pre-opening expenses for the quarter ended September 30, 2005 include costs incurred relating to the Marina Village at Atlantis and the Phase III expansion at Atlantis, Paradise Island. Also included in pre-opening expenses are the costs incurred relating to Atlantis, The Palm, which costs are included as equity in earnings of associated companies in the accompanying condensed consolidated statements of operations. Pre-opening expenses for the nine months ended September 30, 2004 represent costs incurred prior to the June 2004 opening of the One&Only Ocean Club expansion. Pre-opening expenses incurred during the nine months ended September 30, 2004 also include the Company’s 50% share of pre-opening expenses related to the One&Only Palmilla’s grand reopening event in February 2004.

(4)
UK gaming write-off relates to all capitalized and deferred costs incurred for the planning and development of all of the Company’s proposed gaming projects in the United Kingdom (excluding costs associated with the Northampton project) that were expensed due to the passage of gaming reform legislation in April 2005 that was less favorable than the Company had previously anticipated.

(5)
During the three months ended September 30, 2005, the Company completed the sale of a portion of its Atlantic City land, for which it had previously recorded an impairment charge, as well as an additional ancillary piece of land, both of which resulted in a total gain of $1.3 million. For the three months ended September 30, 2004, the Company recorded an impairment of $7.3 million to certain of its undeveloped real estate in Atlantic City based on its estimated fair value less costs to sell. This amount excludes a $2.9 million tax benefit that the Company realized during the quarter as a result of this impairment charge.

(6)
For the three months ended June 30, 2005, the Company recorded an impairment of its subordinated notes receivable due from Reethi Rah, the entity which owns One&Only Maldives at Reethi Rah, after obtaining a third party valuation firm’s appraisal of the resort in connection with the consolidation of Reethi Rah under FIN 46R. During the three months ended September 30, 2005, the Company completed the analysis of the fair value of the assets and liabilities of Reethi Rah and accordingly completed its impairment calculation of the Company’s notes receivable from Reethi Rah which resulted in the Company recording an additional $3.1 million impairment. This $3.1 million additional impairment of its notes receivable has been excluded from adjusted earnings per share.

(7)
For the three months ended September 30, 2005, the Company recorded income for its share of BLB’s gain associated with Wembley’s repurchase of BLB’s share ownership in Wembley effective on the date of acquisition. This amount is included within equity in earnings (losses) in the accompanying condensed consolidated statements of operations. For the three and nine months ended September 30, 2004, the Company recorded $2.9 million and $4.4 million, respectively, in equity loss and related expenses associated with its 37.5% investment in BLB. These losses are related to the Company’s share of transaction costs incurred in connection with BLB’s intended acquisition of Wembley in 2004. Additionally, these amounts include $0.4 million in related foreign currency exchange losses for the nine months ended September 30, 2004.  The foreign currency exchange losses are included within corporate expenses in the accompanying condensed consolidated statements of operations.

(8)
The Company recorded income for its share of remediation related to Harborside at Atlantis (“Harborside”), the Company’s 50%-owned timeshare property at Atlantis, Paradise Island, arising primarily from Hurricane Michelle related damages incurred in November 2001. In the second quarter of 2004, the Company recorded its share of an insurance recovery realized by Harborside related to a partial settlement of the Harborside remediation claim, which was recorded net of remediation costs incurred. These amounts are included in equity in earnings of associated companies in the accompanying condensed consolidated statements of operations.

(9)	Represents income associated with The Residences at Atlantis and the Ocean Club Residences & Marina projects, two of the Company's joint venture real estate-related projects on Paradise Island.

(10)	Loss on early extinguishment of debt represents costs associated with the September 2005 tender for the Company’s 8 7/8% Senior Subordinated Notes.

(11)	For the three months ended September 30, 2005, the Company realized a tax benefit of $15.7 million related to the refinancing of its 8 7/8% Senior Subordinated Notes.

Kerzner International Limited
Reconciliation of EBITDA to U.S. GAAP Net Income (Loss)
(In thousands of U.S. dollars)
(Unaudited)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2005	2004	2005	2004

EBITDA (1)	$35,058	$24,351	$168,274	$137,525
Depreciation and amortization	(19,069)	(14,811)	(52,245)	(44,398)
Hurricane related expenses	-	(3,426)	-	(3,426)
Pre-opening expenses	(2,895)	-	(4,795)	(3,258)
UK gaming write-off	-	-	(10,529)	-
Loss on damaged assets	-	(1,194)	-	(1,194)
Gain on sale (impairment) of
Atlantic City land	1,301	(7,303)	1,301	(7,303)
Impairment of notes receivable	(3,096)	-	(28,139)	-
Other expense, net	(30,845)	(8,335)	(37,918)	(16,445)
Equity in (earnings) losses of associated
companies	(5,922)	481	(15,207)	(6,685)
BLB transaction (costs) gain	888	(2,941)	888	(4,399)
Share of income from remediation
at Harborside	-	-	-	4,044
Real estate income	(372)	-	(614)	-
Benefit (provision) for income taxes	15,819	(992)	15,929	(1,473)
Minority and noncontrolling interests	4,188	2,972	6,561	6,774
Net income (loss)	$(4,945)	$(11,198)	$43,506	$59,762

(1)
EBITDA is defined as net income (loss) before depreciation and amortization, hurricane related expenses, pre-opening expenses, UK gaming write-off, loss on damaged assets, gain on sale (impairment) of Atlantic City land, impairment of notes receivable, other expense, net (excluding equity in earnings (losses) of associated companies before BLB transaction (costs) gain, share of income from remediation at Harborside, the Company’s share of Atlantis, The Palm and One&Only Palmilla pre-opening expenses), real estate income, benefit (provision) for income taxes and minority and noncontrolling interests.

Although EBITDA is not a measure of performance under U.S. GAAP, the information is presented because management believes it provides useful information for (i) valuing companies; (ii) assessing current results; and (iii) basing expectations of future results. This information should not be considered as an alternative to any measure of performance as promulgated under U.S. GAAP, nor should it be considered as an indicator of the overall financial performance of the Company. The Company’s method of calculating EBITDA may be different from the calculation used by other companies, therefore comparability may be limited.

Kerzner International Limited
Summary Segment Data - Net Revenue
(In thousands of U.S. dollars)
(Unaudited)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2005	2004(4)	2005	2004(4)
Destination Resorts(1):
Atlantis, Paradise Island
Rooms	$41,753	$36,607	$150,862	$139,924
Casino	30,884	25,457	108,716	98,863
Food and beverage	33,684	27,637	108,236	100,326
Other	16,412	13,753	51,161	50,798
	122,733	103,454	418,975	389,911
Promotional allowances	(5,043)	(4,406)	(18,205)	(17,285)
	117,690	99,048	400,770	372,626
Tour operations	10,375	6,654	27,604	21,313
Harborside fees	933	792	3,043	2,101
	128,998	106,494	431,417	396,040
Atlantis, The Palm development fees	39	36	335	215
	129,037	106,530	431,752	396,255

Gaming:
Connecticut fees	237	702	466	702

One&Only Resorts:
One&Only Ocean Club	7,939	6,828	33,663	28,071
One&Only Palmilla	11,462	6,519	46,347	25,967
One&Only Maldives, Reethi Rah	5,820	-	7,755	-
Other resorts(2)	1,396	2,187	8,217	9,772
Tour operations	3,516	4,414	12,547	13,827
	30,133	19,948	108,529	77,637

Other(3)	1,197	921	3,877	2,940

	$160,604	$128,101	$544,624	$477,534

(1)
Includes revenue from Atlantis, Paradise Island, Ocean Club Golf Course, the Company’s wholly-owned tour operator, PIV, Inc., marketing and development fee income from Harborside and development fee income from Atlantis, The Palm.

(2)	Includes management, marketing and development fees from the Company’s One&Only Resorts properties located in Mauritius, Dubai and the Maldives.

(3)
Includes revenue not directly attributable to Destination Resorts, Gaming or One&Only Resorts. Relinquishment fees - equity in earnings of TCA related to our Gaming segment are included as a separate component outside of income from operations in the accompanying condensed consolidated statements of operations.

(4)	Certain amounts for the 2004 periods have been reclassified to conform to the current periods’ presentation.

Kerzner International Limited
Summary Segment Data - EBITDA
(In thousands of U.S. dollars)
(Unaudited)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2005	2004(4)	2005	2004(4)

Destination Resorts:
Atlantis, Paradise Island	$30,126	$19,796	$131,990	$115,138
Tour operations	2,269	1,283	6,043	4,941
Harborside	933	792	3,043	2,101
Other (1)	3,962	1,545	12,887	4,224
	37,290	23,416	153,963	126,404
Atlantis, The Palm	29	27	306	197
	37,319	23,443	154,269	126,601

Gaming:
Connecticut	10,159	9,768	28,754	27,535
United Kingdom	(1,022)	(245)	(3,662)	(1,263)
BLB	665	1,023	722	1,023
Other (1)	(235)	(241)	(776)	(644)
	9,567	10,305	25,038	26,651

One&Only Resorts:
One&Only Ocean Club	1,012	661	10,372	7,698
One&Only Palmilla	973	(2,540)	15,016	(299)
One&Only Maldives, Reethi Rah	(58)	-	(4,095)	-
Other resorts (2)	1,396	2,187	8,217	9,772
Tour operations	246	109	537	580
Direct expenses (2)	(2,832)	(3,466)	(9,706)	(11,736)
Other (1)	(470)	142	844	2,009
	267	(2,907)	21,185	8,024

Corporate and other (3)	(12,095)	(6,490)	(32,218)	(23,751)
	$35,058	$24,351	$168,274	$137,525

See definition and management’s disclosure regarding EBITDA in the Reconciliation of EBITDA to U.S. GAAP Net Income (Loss).

(1)
Represents the Company’s share of net income (loss) from unconsolidated affiliates (excluding share of income from remediation at Harborside) for its investments in Harborside, Sun Resorts Limited, One&Only Kanuhura and Trading Cove New York.

(2)	Consists of management, marketing, development and other fees and direct expenses related to the Company’s One&Only Resorts segment for its operations located in Mauritius, Dubai and the Maldives.

(3)	Corporate and other represents corporate expenses not directly attributable to Destination Resorts, Gaming or One&Only Resorts.

(4)	Certain amounts for the 2004 periods have been reclassified to conform to the current periods’ presentation.

Kerzner International Limited
Paradise Island Summary Segment Data Reconciliation(1)
(In thousands of U.S. dollars)
(Unaudited)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2005	2004	2005	2004

Paradise Island Revenue:
Atlantis, Paradise Island	$122,733	$103,454	$418,975	$389,911
One&Only Ocean Club	7,939	6,828	33,663	28,071
	130,672	110,282	452,638	417,982
Promotional allowances	(5,043)	(4,406)	(18,205)	(17,285)
	$125,629	$105,876	$434,433	$400,697

Paradise Island EBITDA(2):
Atlantis, Paradise Island	$30,126	$19,796	$131,990	$115,138
Tour operations	2,269	1,283	6,043	4,941
One&Only Ocean Club	1,012	661	10,372	7,698
	$33,407	$21,740	$148,405	$127,777

EBITDA Margin(3)	26.6%	20.5%	34.2%	31.9%

(1)
This schedule is included to assist investors by presenting the summary segment data for the Paradise Island operations on a comparable basis with the methodology used in earnings releases prior to 2004.

(2)	See definition and management’s disclosure regarding EBITDA in the Reconciliation of EBITDA to U.S. GAAP Net Income.

(3)
EBITDA margin for the nine months ended September 30, 2005 includes the effect of a $4.4 provision for a new claim from a supplier with respect to a period covering the last five years. Excluding this provision, the EBITDA margin for the nine months ended September 30, 2005 would have been 35.2%.

Kerzner International Limited
Hotel Operating Performance Data
(Unaudited)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2005	2004	2005	2004
Atlantis, Paradise Island:
Occupancy	81%	77%	85%	83%
ADR (1)	$ 245	$ 225	$ 284	$ 267
RevPAR (2)	$ 198	$ 173	$ 241	$ 222

One&Only Resorts(3):
Occupancy	74%	71%	77%	77%
ADR (1)	$ 324	$ 281	$ 425	$ 369
RevPAR (2)	$ 239	$ 199	$ 328	$ 284

One&Only Ocean Club:
Occupancy	75%	71%	83%	78%
ADR (1)	$ 697	$ 636	$ 895	$ 785
RevPAR (2)	$ 525	$ 453	$ 741	$ 613

One&Only Palmilla:
Occupancy	85%	52%	87%	58%
ADR (1)	$ 437	$ 388	$ 589	$ 468
RevPAR (2)	$ 372	$ 202	$ 510	$ 272

Management believes that the results of operations in the destination resort and luxury hotel industry are best explained by three key performance measures; occupancy, average daily rate (“ADR”) and revenue per available room (“RevPAR”). These measures are influenced by a variety of factors including national, regional and local economic conditions, changes in travel patterns and the degree of competition with other destination resorts, luxury hotels and product offerings within the travel and leisure industry. The demand for accommodations at our resorts may also be affected by normal recurring seasonal patterns.

(1)	ADR represents room revenue divided by the total number of room nights occupied.

(2)	RevPAR represents room revenue divided by the total number of room nights available.

(3)
One&Only Resorts represents the consolidated results of the seven properties that the Company markets under its One&Only brand: One&Only Ocean Club, One&Only Palmilla, One&Only Le Saint Geran, One&Only Le Touessrok, One&Only Kanuhura, One&Only Maldives at Reethi Rah and One&Only Royal Mirage.